News Release

ALEXCO RECEIVES BALANCE OF ASSAYS FROM ONEK ZINC–SILVER DEPOSIT; INDIUM ASSOCIATION CONFIRMED

November 1, 2010 -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce the balance of results from its 2010 core drilling program in the Onek historical mine area, Keno Hill Silver District in Canada’s Yukon Territory. Exploration and infill drilling in the area of the historical Onek underground and open pit mine continues to confirm that significant widths of indium-bearing zinc-silver and silver-zinc mineralization extends at least 400 meters along strike, 220 meters down dip, and remains open to the southwest and down plunge. Although not yet drilled off, the Onek deposit is emerging as a distinctly zoned body, with high silver grades in the upper portion of the deposit and zinc-indium rich mineralization at depth. A resource estimation for the Onek deposit is underway while drilling is ongoing.

Highlights

Complete and partial assay results have been received for all 20 holes drilled in the area of the historical Onek mine, located in the eastern part of the Keno Hill district. Initial results from 18 of the 20 holes were reported in the news release dated October 6, 2010 entitled “Alexco Intersects 10.4 Meters of 44.3 Ounces per Ton Silver, Expands Onek Zinc-Silver Deposit at Keno Hill”. Additional results now received include the following:

DDH K10-240 cut an interval grading: 303.2 grams per tonne silver (8.8 ounces per ton), 0.802 grams per tonne gold, 2.27% lead, 20.75% zinc and 535 parts per million indium over 3.52 meters from 24.99 to 28.51 meters, within a broader zone grading 118.0 grams per tonne silver (3.4 ounces per ton), 0.589 grams per tonne gold, 0.86% lead, 11.20% zinc and 258 parts per million indium over 11.38 meters from 24.99 to 36.37 meters.

DDH K10-265 cut an interval grading: 229.6 grams per tonne silver (6.7 ounces per ton), 0.639 grams per tonne gold, 4.40% lead, 15.03% zinc and 155 parts per million indium over 4.97 meters from 66.93 to 71.90 meters.

DDH K10-239 cut an interval grading: 142.8 grams per tonne silver (4.2 ounces per ton), 0.828 grams per tonne gold, 0.36% lead, 2.92% zinc and 701 parts per million indium over 5.12 meters from 16.30 to 21.42 meters.

DDH K10-241 cut an interval grading: 397.4 grams per tonne silver (11.6 ounces per ton), 0.556 grams per tonne gold, 3.18% lead, 22.30% zinc and 231 parts per million indium over 0.93 meters from 90.06 to 90.99 meters.

These additional drill results continue to confirm the presence of high-grade zinc-silver-lead and local gold and indium mineralization in the area of the historical Onek mine, as first reported in the news release of October 6, 2010. Building on past drilling results and historical information, it has become clear that mineralization at Onek is strongly zoned, with higher silver-to-zinc ratios prevalent in the upper portion of the deposit and predominately zinc rich material, including indium, down dip. The 2010 drill program at Onek was designed to primarily test the upper, more silver-rich mineralization as defined in the historical resource by the property’s former owner, United Keno Hill Mines Limited (“UKHM”) and to better delineate the transition from silver rich to zinc dominated mineralization identified in earlier drill programs conducted by Alexco in 2007 and 2008 (see news release dated September 6, 2007 entitled “Alexco Announces Discovery of High Grade Zinc Mineralization with Silver at Onek Deposit Located Near the Bellekeno Historic Mine Area; Keno Hill District” and news release dated July 2, 2008 entitled “Alexco Announces Initial 2008 Drill Results at Keno Hill: Exploration and Infill Drilling at Onek Prospect Confirms Zinc-Silver Mineralization”).

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Anomalous indium mineralization is commonly associated with the Onek zinc-silver mineralized zones. Pulp samples of mineralized intercepts from 36 of the 42 Alexco 2007 and 2008 Onek drill holes were previously submitted for indium analysis to Acme Labs of Vancouver, B.C. Of the 36 drill holes, 25 contain significant indium grades, based on a minimum of 1.0 meters of at least 50 parts per million indium. These intercepts include 5.71 meters grading 430 ppm indium (DDH K-08-152; 225.55 to 226.60 meters), 5.50 meters grading 415 ppm indium (DDH K-07-069; 161.20 to 166.70 meters) and 1.29 meters grading 773 ppm indium (DDH K-08-134; 207.73 to 209.02 meters).

Onek Drilling, Production and Historical Resource

The 2010 Onek drilling, covering a strike length in excess of 400 meters along the Onek structural zone, has confirmed an upper, silver-rich zone of mineralization and a lower zinc rich zone within and adjacent to the historical Onek mine where reported past production totaled 93,000 tons averaging 13.77 ounces per ton silver, 5.54% lead and 3.43% zinc. An historical resource estimate for the area encompassing the existing underground workings was calculated by the staff of UKHM in approximately 1997. This historical resource estimate, including proven, probable and inferred mineralization, totals 85,734 tons grading 12.63 ounces per ton silver, 4.71% lead, 16.41% zinc and 0.01 ounces per ton gold. Although believed by Alexco management to be relevant and reliable, this historical resource estimate pre-dates National Instrument 43-101 (“NI 43-101”) and is not compliant with NI 43-101 resource categories. Alexco plans to complete an interim NI 43-101 compliant resource estimate from data collected from Onek through October 2010, primarily to rank the deposit as part of an ongoing district-wide strategic development plan. The importance of the Onek deposit is enhanced by its proximity to the newly constructed Bellekeno mill, ease of underground access, and the identification of newly defined areas of the deposit with significant silver credits. Additionally, the deposit remains open to the southwest and down dip.

An updated composite table listing those Onek 2010 drill holes having complete and partial assay results is available for review along with a drill hole location map on the Company website at www.alexcoresource.com.

Notes

True widths have not yet been determined for the above reported drill intercepts.

The 2010 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Agat Labs at Whitehorse, Yukon Territory for preparation, with fire assay and multi-element ICP analyses done at Agat Labs facility at Mississauga, Ontario. The scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and verified by Mr. Dodd.

Continued 2010 District Exploration

Alexco continues exploration work at Keno Hill, including a second phase drill program at Onek. Currently there are five surface core drills, one underground core drill and one reverse circulation drill operating throughout the district. Other properties/areas seeing continued exploration include Bellekeno, Bermingham, Flame & Moth, Galkeno and the McQuesten Valley. Additional surface core drilling is also planned for the Elsa/Husky and Silver King areas later this year. The Keno Hill exploration program is currently projected to continue in to the winter, and a decision will be made in November or December regarding the number of drills to be retained for continuing winter-spring operations in 2011.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco’s business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of remediation and reclamation activities; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore bodies, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.